October 15, 2018

By EDGAR Correspondence

Cecilia Blye, Chief

Office of Global Security Risk
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	October 4, 2018 Letter Concerning Colfax Corporation Form 10-K for the Fiscal Year Ended December 31, 2017, Filed February 16, 2018, File No. 001-34045

Dear Ms. Blye:

On behalf of Colfax Corporation (“the Company” or “we,” “us,” or “our”), this letter is in response to the staff’s comments, dated October 4, 2018, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017.

We have set forth the text of the Staff’s comments, as set forth in the Comment Letter, followed by our responses.

* * * * *

Risk Factors, page 7

We have done and may continue to do business in countries subject to U.S. sanctions…, page 10

1. In your letter to us dated May 26, 2015, you discussed contacts with Sudan and Syria. Your disclosure does not discuss contacts with those countries. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

Response:

There were no sales to Syria since the 2015 letter. The Company identified a single transaction valued at 41,536 INR (approximately $641.70) for welding training services provided in India by our Indian ESAB subsidiary to a company based in Sudan. The services were provided to the Sudan-based company in November 2017 after the Office of Foreign Assets Control (OFAC) effectively lifted its embargo on Sudan.[1] Provision of the services was not prohibited under U.S. sanctions or export control regulations and did not involve export controlled dual use products. The transaction was not quantitatively or qualitatively material.

We do not anticipate future material contacts with Sudan or Syria.

2. Section 3.23 of the September 24, 2017 Purchase Agreement between you and Circor International, Inc. sets forth a representation that, except as described in Section 3.23 of your Disclosure Letter, the fluid handling business is being, and since September 1, 2012 has been, conducted in compliance with all applicable United States import, export control and sanctions laws and regulations. Please tell us whether those exceptions relate to Sudan, Syria or North Korea.

Response:

The exceptions noted in Section 3.23 of the September 24, 2017 Purchase Agreement between us and Circor do not relate to Sudan, Syria, or North Korea.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Christopher M. Hix

Christopher M. Hix

SVP, Finance & Chief Financial Officer

[1] See 82 Fed. Reg. 4,793 (Jan. 17, 2017); 82 Fed. Reg. 49,698 (Oct. 26, 2017).

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